Form C

Cover Page

Name of issuer:

SPORTBLX/PJ WASHINGTON INC.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/8/2020

Physical address of issuer:

411 E 57th St
Suite 1A
New York NY 10022

Website of issuer:

http://www.sportblx.com/offerings/pj-washington-jr/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

1,000

Price:

$100.00000

Method for determining price:

The offering price has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,000.00	$0.00
Cash & Cash Equivalents:	$4,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$10,044.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($10,044.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SPORTBLX/PJ WASHINGTON INC.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Leland Hardy	Sports Agent	Self-employed	2021
Henry Sullivan	Manging director	SportBLX Inc.	2021
Cesar Baez	Managing Partner	SOELA Partners LLC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul J Washington, Sr.	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
PJ Washington Jr	170000.0 Common stock	42.5
Paul J Washington, Sr.	80000.0 Common stock	20.0
SportBLX Inc.	150000.0 Common Stock	37.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The financial condition and performance of our company is highly dependent on the success of the Athlete and value of the Athlete's brand, which are subject to a number of risks, both with respect to our ability to generate revenue from our core operations as well as the ability of the Note Issuer to make payments on the promissory notes that may comprise a substantial percentage of our assets.

The Athlete just completed his second year as a player in the National Basketball Association ("NBA") playing for the Charlotte Hornets (the "Hornets"). Although the Hornets exercised their third year option on the Athlete, it is unknown whether or not the Hornets will exercise their fourth year option on the Athlete or if the Athlete will be able to get a new contract after his initial contract expires which renders any analysis of his future earnings potentially speculative.

There can be no assurance that the Athlete will continue to compete successfully in the NBA. The Company's ability to develop and monetize the Athlete's brand will be harmed if the Athlete does not perform.

The Athlete's brand may be hurt by negative publicity.

The likelihood of the Hornets extending the Athlete's contract after the second year and/or his ability to secure a contract with the Hornets or another team thereafter could be adversely impacted if negative publicity diminishes the appeal of his brand. Actions taken by the Athlete, the Hornets or the NBA could harm the Athlete's reputation. These and other types of negative publicity, especially through social media which potentially accelerates and increases the scope of negative publicity, could negatively impact the Athlete's image and result in a diminished value his player contract, which would harm our ability to derive revenue from developing and monetizing his brand, regardless of whether such claims are accurate.

Events in the Athlete's personal life could have a significant impact on the Athlete's performance on the court.

Events in the Athlete's personal life, including relationships with a partner, family, friends, etc. could have a significant impact on the Athlete's performance on the court. The Athlete is under no obligation to disclose any personal matters, or any other matters, to holders of Shares. In addition, the Athlete has no obligation to enhance the value of his brand. For example, a contract party in the NBA may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with the interests of investors. Furthermore, since the Athlete is neither a director nor an officer of the Company, he owes no fiduciary obligations to our shareholders. As a result, investors will have no recourse directly against the Athlete.

There can be no assurance that the Athlete's brand value will not decline in the future.

The length of the professional sports playing career of an NBA player is uncertain. The Athlete may not continue to perform well and therefore, his future earnings and brand value may be substantially less in future years. The Athlete's current contract is for two years, with two one-year extension options at the option of the Hornets. The Hornets exercised its first one year extension option. The Hornets may choose not to extend the Athlete's contract under the second one year extension for any reason and the Athlete may not secure an additional contract at all or may only secure a contract providing less visibility and branding opportunities.

The Athlete's brand may be adversely affected by a player strike or other work stoppage.

If the NBA experiences a work stoppage, then the brand of the Athlete could be adversely affected. For example, in 2011, the NBA owners staged a "lockout" of the players that lasted for over eight months. If either a strike or a lockout occurs during a future NBA season, the players' pay may be suspended, and the value of the Athlete's brand may be adversely affected. There can be no assurance that such work stoppages will not occur.

The Athlete's contract could be terminated for violations of the NBA conduct rules.

Current professional conduct rules that permit the suspension of players or termination of player contracts for certain violations of rules may adversely affect the earnings of the Athlete. The NBA has promulgated a number of rules and standards of personal conduct which, if violated, could lead to fines and/or the Athlete's suspension or permanent ban from the NBA. While we are not aware of, or privy to, all of the circumstances which might lead to the Athlete's suspension or permanent ban from competition, personal conduct that could result in the termination of the player contract, permanent ban from competition or suspension includes, but is not limited to: criminal offenses (including domestic violence); the use or provision of steroids or other prohibited substances; certain violent, threatening or inherently dangerous conduct; gambling, bribery, game fixing or the failure to report bribery or game fixing in connection with NBA games; and any other conduct that undermines or puts at risk the integrity and reputation of the professional sports organization, its clubs, teams, affiliates or players. There can be no assurance that such a termination will not occur or that, if it does occur, any other team would be willing to enter into a contract with the Athlete.

Future changes to the NBA rules or other regulations may adversely affect the brand of the Athlete.

Future changes to the NBA rules or other regulations may adversely affect the brand of the Athlete. These regulations could cover various aspects of the Athlete's participation, such as changes to the rules of the game resulting in a devaluation of their respective skill sets, changes governing player eligibility and fines, and changes to the league's CBA or association's rules.

A substantial decline in the popularity of the NBA could negatively impact the Athlete's brand value.

There can be no assurance that the NBA will retain its popularity as a sport, together with the associated levels of media coverage. A substantial decline in the popularity of the professional sports organization in which the Athlete competes, whether as a result of the increase in the popularity of other professional sports or the emergence of new spectator sports, could impact our ability to monetize the Athlete's brand.

If the Athlete ceases playing in the NBA for any reason, the value of your investment may be negatively impacted.

The Athlete could cease playing in the NBA at any time either voluntarily, subject to his current contract terms, or due to illness, injury or death, if he is dropped from the team and unable to secure a new contract, if he incurs negative publicity or if he is suspended or banned from the NBA. If any of these were to occur, the value of the Athlete's brand would likely decline, harming our ability to generate revenue.

Global Risks and Market Disruption; COVID-19.

The value of the Athlete's brand and our ability to develop and monetize that brand depends on public accessibility to the sport in which the Athlete competes and/or the popularity of the Athlete or the sport in which the Athlete competes. There is a risk that events or circumstances which disrupt a sport or the popularity of the Athlete competing in such sport may have a materially adverse effect on the Company financial performance. Such events or circumstances may include, but are not limited to, general economic or financial conditions, natural disasters, pandemics or other extraordinary events, armed conflicts, political or social instability or other developments potentially affecting public accessibility to a sport and/or the popularity of an Athlete and/or such sport.

Professional sports associations and organizations around the world suspended or postponed their seasons as a result of the COVID-19 pandemic. In addition, governments and organizations around the world implemented various measures in an attempt to slow the spread of COVID-19, including imposing travel restrictions, quarantining of employees and other efforts focusing on social distancing. The impact of these restrictions on professional sports and sport events over the long term cannot be determined. However, suspensions or cancellations of professional sports activities by various associations and/or governing bodies is expected to have an adverse effect on the financial and economic condition of such activities and upon the value of the Athlete's brand. The Company cannot determine the potential risks of such actions on professional sports in general, or whether insurance is available to reduce such risks.

We do not have a conflicts of interest policy.

The Company and its affiliates will try to balance your interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of the Company. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy. In addition, two of the Company's Directors are also directors of the Note Issuer and comprise a majority of its board of directors and our CEO and two of our directors are affiliated with SportBLX, which holds a significant interest in our Company and a controlling interest in the Note Issuer. Any event leading to the negotiation of waivers, amendments or other actions in relation to the promissory notes will be controlled by our CEO and Board of Directors, subject to their fiduciary duties under Delaware law, and decisions they take in the interests of the Company and its shareholders as a whole may not be the same as a decision taken solely in the best interests of holders of our non-voting shares of Series A Stock.

George Hall is the sole member of SportBLX Asset Management, the general partner of the Athlete Empowerment Fund.

The Company's Board of Directors will not operate full time:

The Company's CEO is an employee of the Company and will work full time to operate and develop the Company. The Board of Directors will devote the time and effort that they deem adequate to develop and operate the Company's business but may not devote their full working time to the operations of the Company. There can be no assurance, for example, that members of the Board will devote any minimum number of hours each week to the affairs of the Company or that they will continue to be employed by, or affiliated with, the Company. In addition, they are not prohibited from engaging in other investment related activities similar to or different from the investment activities engaged in by the Company. The CEO, Directors, and, if appointed, any other officers of the Company, may also perform similar or different services for others or for their own account and, accordingly, may have conflicts in allocating management time, services and functions among the Company and other accounts for which they provide services, including other affiliates. It is anticipated that the Company will compensate its Directors.

We are an early stage company with a limited operating history.

We and PJW LTD. were formed and structured to operate in tandem to protect and enhance the financial future of the Athlete. Neither we nor SportBLX has created this structure previously and we cannot assure you that we will be able to generate, utilize or monetize data in the way that we expect, generate value add branding opportunities for the Athlete, or create sufficient value from our other services to achieve profitability. Similarly, we cannot assure you that we will be able to recruit other athletes or attract other athletes to employ our financial consulting or risk management services.
We were formed on June 8, 2020 ("Inception"). Accordingly, we have a limited history upon which an investor can evaluate our performance and future prospects. Our activities to date have focused on forming our company and we have only incurred expenses related to our formation to date. Our financial statements as of and for the period from Inception to December 31 2020 do not reflect any operating revenues. We cannot assure you that our business will generate revenues or profits in the foreseeable future.

You could lose some or all of your investment.

There can be no assurance that the Shareholders will receive distributions from the Company in an amount equal to their investment in the Company or at all. An investment in the Company is speculative and involves a risk of a complete loss of capital. An investment in the Company involves considerations and risk factors that prospective investors should consider before purchasing Shares.

The placement fee and your payment of broker commissions further reduces your return on investment.

The Company is not subject to regulatory oversight.

The Company and the Shares are not expected to be registered under the securities laws of any country. In particular, the Company will not be registered as an investment company under the Investment Company Act, and, therefore, will not be required to adhere to the restrictions and requirements under the Company Act. Accordingly, the provisions of the Investment Company Act (which, among other things, require investment companies to have a majority of disinterested directors, require securities to be held in custody by a bank or broker in accordance with rules requiring the segregation of securities, prohibit the investment companies from engaging in certain transactions with affiliates and regulate the relationship between advisers and investment companies) are not applicable.

The Shares will have limited liquidity.

An investment in the Company will require a willingness to accept financial risk of committing substantial funds for a period of time. The Shares will be highly illiquid and will not be transferable under most circumstances (subject to the consent of the Board). There is currently no market for the Shares, and it is not contemplated that one will develop.

The Company expects that a portion of its assets will be invested in the Athlete Empowerment Fund LP ("AEF") or other entities that will enter into a swap arrangement with PJW LTD, in promissory notes issued by PJW LTD (the "Note Issuer"), which exposes the Company to counterparty risks.

The Company may sustain a loss as a result of the failure of the Note Issuer to comply with the terms of the promissory notes. Such counterparty risk is accentuated by the longer maturity of the promissory notes, as events may intervene that negatively impact the Note Issuer's ability to make payment on the promissory notes or increase the risk of our investment in these notes.

If SportBLX or the Note Issuer files for bankruptcy or becomes the subject of an involuntary bankruptcy proceeding, the Company may be consolidated into their respective bankruptcy estate.

The Company will remain a company under common control with the Note Issuer through SportBLX's control of the Note Issuer. As a result, if SportBLX or the Note Issuer files for bankruptcy or becomes the subject of an involuntary

Note Issuer files for bankruptcy or becomes the subject of an involuntary bankruptcy petition, there is a risk that the bankruptcy court may consolidate the Company and its assets into their respective bankruptcy estate. As a shareholder, you are not a secured creditor of the Company, nor do you have a security interest in any of the Company's assets. Although the Company will hold itself out as, and operate separate from, SportBLX and the Note Issuer, and we would expect any creditor or shareholder to object to such consolidation, there can be no assurance it will not occur. In addition, the Series A Stock may be subject to equitable subordination under Section 510(c) of the Bankruptcy Code. As a result, there can be no assurance you would receive anything for your Shares in the event the Company and its assets are consolidated in a bankruptcy of SportBLX or the Note Issuer.

There is currently no public trading market for our shares.

There is currently no public trading market for the Shares, and an active market may not develop or be sustained. If an active public trading market for the Shares does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Shares.

If a market ever develops for our Shares, the market price and trading volume may be volatile.

If a market develops for the Shares, the market price of our Shares could fluctuate significantly for many reasons, including reasons unrelated to our performance, or the performance and brand value of the Athlete, such as reports by industry analysts, investor perceptions, interest rate fluctuations or announcements by our competitors regarding their own performance, as well as general economic and industry conditions.
In addition, fluctuations in operating results of the Company or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

Holders of Shares have no voting rights other than those required under Delaware law and no direct rights to any of our assets.

The Shares are non-voting and voting control is in the hands of the common stockholders. Therefore, investors in this offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Investors in the Shares may not necessarily agree with decisions made by our Board or our controlling shareholder. Furthermore, the Board can only be removed under a very limited set of circumstances, such as fraud. Investors would therefore not be able to remove the Board merely because they did not agree, for example, with how the Board was operating the Company.

A purchase of the Series A Stock does not constitute a direct investment in our underlying assets. In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid.

This offering is being conducted on a best efforts basis and we may not be able to execute our growth strategy if we are unable to raise this capital.

We are offering the Shares on a best efforts basis, and we can give no assurance that all of the offered Shares will be sold. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Shares would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of our clients to purchase our Shares. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

We determined the valuation of the company internally based on our own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The price of the preferred shares in this offering was determined based on several factors, including using an determination as to what an investor could earn from the shares factoring in assumptions for risk and a discount rate. However, this is an internal estimate based on many factors, and subject to risks, including those described in this "Risk Factors" section.

Prior to 2011, our CEO, Mr. Washington Sr. had a history of debt defaults, foreclosures and bankruptcies, which may negatively impact our reputation and make it difficult to grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 92.5% - Money raised from this offering will be used to 1) invest in limited partnership interests of the Athlete Empowerment Fund, which is managed by SportBLX Asset Management PBLLC, an affiliate of SportBLX Inc. 2) invest in Promissory Notes issued by PJW LTD 3) pay the Athlete $160,000 upfront upon closing of this Offering provided we raise an additional $900,000 Reg D offering and 4) advance the company's non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other business operations associated with PJ Washington Jr. and his company PJW LTD.

7.5% - Wefunder intermediary fee.

If we raise: **$1,070,000**

Use of Proceeds: 92.5% - Money raised from this offering will be used to advance the company's non-exclusive services in brand management, wealth management, strategic investments, data analytics, consulting, and other business operations associated with PJ Washington Jr. and his company PJW LTD. Net proceeds of the offering will also be invested in 1) limited partnership interests of the Athlete Empowerment Fund LP formally known as The Sports & Entertainment Fund, LP ("AEF") which is managed by SportBLX Asset Management PBLLC, formally known as Adara Asset Management LLC. The AEF will engage in swap transactions with PJW LTD or invest in an entity that will be formed to engage in a swap transaction with PJW LTD and similar athlete companies 2) invest in Promissory Notes issued by PJW LTD and 3) make a payment to the Athlete in the amount of $160,000 upon the closing of this Offering. The Company intends to conduct its operations so as not to become an "investment company" required to register under the Investment Company Act.

7.5% - Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $4,000 pre-money valuation.

In coming up with a pre-money valuation for the company, we consider the following factors. We are a thinly capitalized, newly formed Delaware corporation today. We have 400,000 shares of common stock issued and outstanding. Prior to commencement of operations those shares have a par value of $0.01. We also have authorized 100,000 shares of Series A Preferred Stock, and while we intend on offering shares of Series A Preferred Stock for purchase at $100.00 per share, there are no outstanding shares of Series A Preferred Stock prior to the offering. The Series A Preferred Stock is not convertible to common stock, and, thus, the offering price of its shares is not relevant to the outstanding shares of common stock. Furthermore, upon the company's liquidation, dissolution or winding-up and after payment of all prior claims, the holders of the Series A Preferred Stock shall be entitled to receive out of the assets of the company available for distribution and in preference and priority to the common stock. In consideration of these factors and the absence of any outstanding shares of Series A Preferred Stock prior to the offering, the appropriate disclosure for the pre-money valuation of the Company is the par value of the common stock, or $4,000.

See exact security attached as Appendix B, Investor Contracts

SPORTBLX/PJ WASHINGTON Inc. is offering up to 10,700 shares of Series A preferred stock, at a price per share of $100.

The campaign maximum is $1,070,000 and the campaign minimum is $100,000.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Shares may be redeemed at the original issue price plus all accrued and unpaid dividends.

Non-Voting Shares. The undersigned acknowledges that the Shares being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Shares. To the extent that any votes are required to be taken pursuant to the corporate law of Delaware, such votes will be taken in compliance with the Custody Agreement to be executed by the undersigned.

Preferred Dividends and Redemption. Preferred stock dividends accrue at 5% a year, payable in preference to common stock as and when declared by the board, plus any additional declared dividends are paid pro rate with common stock. Preferred shares will be redeemed on June 6, 2030, or earlier at the option of the company, at the original issue price plus all accrued and unpaid dividends.

No Intent to Pay Dividends. The Company has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable. Pursuant to the Company's bylaws, the board of directors has the power to declare dividends from time to time, but there is no obligation to do so.

Perks. Each investor will be entitled to receive one NFT Digital Collectible featuring exclusive content from PJ Washington Jr., for each share subscribed to in this offering. Subject to PJ Washington's existing or renewal agreements with the National Basketball Association and Nike Inc.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes

comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	400,000	400,000	Yes ⌄
Series A Stock Preferred Stock	100,000	0	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Preferred stock has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a two third (2/3)-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where convertible debt, SAFES, or options or warrants are issued, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a two third (2/3)-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No holder of shares of Series A Stock may sell, assign, transfer, distribute, pledge or otherwise dispose of, or convey, create, incur or assume a legal or beneficial interest in, or participate or encumber, or create any short position in or any other action or position otherwise reducing risk related to ownership of through hedging or other derivative instrument, whether voluntarily or by operation of law, whether directly or indirectly, whether in a single transaction or a series of related transactions and whether to a single person or a group, any shares of Series A Stock without the prior consent of the Company. The Company may require the transferor to provide (at his or her own expense) an opinion of counsel satisfactory to us to the effect that such transfer will not violate the registration requirements of the Securities Act or applicable state securities laws.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a two third (2/3)-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Controlling Shareholders could decide to force the Company to redeem Investors' shares or all securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. If convertible debt, SAFEs, or options or warrants are issued, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a two third (2/3)-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products or services;
8. the risk inherent in the development and expansion of our business;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the

the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Optional Redemption. A holder of shares of Series A Preferred Stock may request the redemption of all or a portion of his, her, or its shares, in whole or in part, following the third anniversary of the initial closing of the sale of Series A Preferred Stock by the Corporation, subject to certain requirements and limitations. The redemption price for any shares redeemed pursuant to this Section shall be the Series A Original Issue Price per share. Redemptions pursuant to this Section will be made monthly upon written request to the Corporation at least 60 days prior to the Effective Redemption Date.

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	PJW LTD.
Amount Invested	$0.00
Transaction type	Other
Issue date	06/08/20
Relationship	The Company was created to further the goals of PJW LTD. in

Relationship — enhancing the Athlete's financial returns.

The company will purchase promissory notes of PJW LTD. as discussed in use of proceeds. PJW LTD. is controlled by Sport-BLX Inc.

The Company may advise PJW LTD on the selection of advisors including accountants, attorneys, insurance and investment managers.

Name	Sport-BLX, Inc.
Amount Invested	$0.00
Transaction type	Other
Issue date	06/08/20
Relationship	Sport-BLX, Inc. operates the platform on which the offering of the Shares is hosted, and is an affiliate of Sport-BLX Securities, Inc. which will provide fees to the Company for certain recruiting activities.

Proceeds of the offering will also be invested in limited partnership interests of the AEF Fund, which is managed by SportBLX Asset Management PBLLC ("SBAM"), which will receive fees as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. George Hall is the sole member of SBAM and is Executive Chairman and controls 21% of the voting power of SportBLX Inc. The Company will receive a revenue share from the General Partner subject to the terms of the Revenue Share Agreement between the Company and SBAM.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SportBLX/PJ WASHINGTON Inc. (the "Company") is a Delaware corporation incorporated on June 8, 2020 by Sport-BLX Inc. ("SportBLX") (owning 150,000 common shares) and Paul J. Washington Senior ("Mr. Washington Sr.") (owning 80,000 Shares) and Paul J. Washington Junior ("Mr. Washington Jr." or the "Athlete") (owning 170,000 shares). The CEO of the company will be Paul Washington Sr.

Mr. Washington Jr., together with Sport-BLX, Inc., has formed PJW LTD., a Cayman Islands limited company, for the purpose of saving, investing and protecting his financial future, ("PJW LTD" or the "Note Issuer").

The Company was created (i) to further the goals of PJW LTD by enhancing the Athlete's financial returns, (ii) to generate income from the brand of the Athlete, leveraging the expertise of SportBLX and its affiliates (collectively, "SportBLX") and the networking capabilities of Mr. Washington Sr., (iii) and to provide similar management and monetization strategies to other athletes. In consideration of the structuring and capitalization of the Company and PJW LTD for his benefit, the Athlete has:

a. Provided a license to the Company to use the Athlete's name, likeness, photograph, voice, biographical information, personal characteristics and other personal identification that is not controlled by a third party and is approved by the Athlete in connection with the SportBLX platform and any related advertisements or promotions for the purpose of promoting this offering and the Althete's brand, throughout the world

b. entered into a Contribution and License Agreement (C&L) with the Athlete under which the Athlete is obligated to make quarterly payments to the company in the following aggregate amounts:

i. $250,000 From August 2021 through November 2023
ii. $1,533,341 from February 2024 through August 2029

The focus of the Company is to generate profits primarily through the development and monetization of the brand of the Athlete, to provide services to PJW LTD and to Mr. Washington Jr. regarding his capital accounts, assisting the Athlete in growing his income streams, and identifying and exploiting additional revenue sources that would not otherwise be available to him.   The Company may also provide financial and risk management consulting services to other athletes for a fee. Our business is focused on the following core areas:

Brand Management Consulting. We provide consulting services to the Athlete and potential sponsors, to enhance the value of the Athlete's brand and curate opportunities to monetize the Athlete's brand through investment and merchandising opportunities. Our services will generate customary fees paid by the Athlete or third parties to the Company.

Wealth Management. The Company provides advice and counsel regarding the management of assets in PJW LTD. We receive 1% of the total assets under management as compensation for our services, which amount may be adjusted in the future. The Company may enlist subadvisors in managing these assets including SportBLX Inc. or one of its affiliates. The Company may also advise PJW LTD on the selection of other advisors, including accountants, attorneys, insurance and investment managers.

In addition, the Company will manage its investments in Promissory Notes issued by PJW Ltd. and limited partnership interests of AEF, which will be purchased with a portion of the proceeds of this offering, as well as any other investment it may make in the future. See "Terms of the Offering – Use of Proceeds" for a description of the proposed investments in the securities of PJW LTD and the AEF Fund.

Strategic Investment. As a result of their popularity, social media presence, and unique brand attributes, athletes may have the opportunity to invest in companies on preferential terms. The Company will assist the Athlete in capitalizing on these opportunities to deploy strategic capital, for which it expects to earn customary fees, leveraging the wealth of experience of SportBLX Securities and its principals.

Financial Consulting – The Company may serve as a consultant to other athletes with a focus on savings, investment and opportunities to monetize and invest their future earnings. These services may include structuring savings and investment vehicles similar to PJW LTD.

Data Monetization. Through our relationship with the SportBLX platform and access to its user database of sports enthusiasts and investors, we will have exclusive data about the Athlete's fan base. We will utilize this information to develop targeted monetization opportunities for the Athlete that would not otherwise be apparent.

Risk Management. We provide consulting services to hedge certain risks for the benefit of PJW LTD. The Company assists PJW LTD, and in some cases the Athlete, on assessing risk exposure to help determine insurance needs and other risk mitigation mechanisms and intends to provide similar services to other athletes.

Recruitment Activities. We expect to recruit other athletes to join the SportBLX platform and to want to structure similar savings and investment vehicles for them as we have for the Athlete. We believe successful recruitments will increase market awareness of the Company through cross-marketing and promotional opportunities and create value through combining our Athlete fan base data with similar data for other athletes. Sport-BLX Inc. is expected to pay us a success fee for our recruitment activities.

Value Management. We will identify and recommend opportunities to adjust the capital structure of PJW LTD. These activities may include the Company analyzing future changes in interest rate markets and demand and the impact to the PJW LTD.and offering advice to PJW LTD on its options for refinancing and trading.

Digital Collectibles. The Company's shareholder and sponsor, SportBLX Inc., creates digital collectible for athletes. In cooperation with SportBLX Inc., the Company will focus on creating, distributing, and facilitating the issuance of digital collectibles of PJ Washington Jr. in the form non-fungible tokens, or NFT's, subject to PJ Washington's existing or renewal agreements with the National Basketball Association and Nike Inc. One Digital Collectible will be available for each share purchased. The initial NFT Digital Collectibles will feature exclusive content from PJ Washington Jr and will be minted on a public blockchain in limited supply (e.g. 1 out of 10) for sports fans to collect. The Company will in the future look to develop additional Digital Collectibles of the Athlete to the benefit of the Company. The Company expects to earn royalties on future trading of these NFT's.

Investments. We may also invest our capital in strategic and non-strategic ways with the goal of generating strong risk adjusted returns. These investments, which will be identified by our management team together with SportBLX Inc's team of professionals, may be in real estate, mortgages or other financial assets, including equity and debt securities, subject to limitations under the Investment Company Act of 1940, as amended (the "Investment Company Act")

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Shares of securities issued by the Company will be listed on Sport-BLX Inc.'s platform for Reg D offerings along with Wefunder's portal.

The Company will invest proceeds of the Offering in limited partnership interests of AEF. The Company may also purchase promissory notes issued by PJW LTD., a corporation owned by PJ Washington Jr. and controlled by SportBLX Inc. PJW LTD, under the terms of a Savings & Investment Agreement between the Athlete and PJW LTD receives periodic contributions from the Athlete. PJW LTD in turn makes periodic interest payments to the Noteholders. The Athlete also agrees to make payments to the Company under the terms of the Contribution and License Agreement between the Athlete and the Companay in the following aggregate amounts: $250,000 from August 2021 through November 2023 and 2) $1,533,341 from February 2024 to August 2029. The Company's funds invested in AEF will be subject to a management fee of 1% per annum of the amount of the Company's capital account in AEF and a performance fee equal to 20% of any net capital appreciation on that capital account, in each case payable to SBAM by AEF. AEF will engage in swap transactions with PJW LTD or invest in entities created exclusively to engage in swap transactions with PJW LTD or similar Athlete companies.

The Company intends to conduct its operations so as not to become an "investment company" required to register under the Investment Company Act.

Historical Results of Operations

Our company was organized in June 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the fiscal year ended December 31, 2020, the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $4,000, including $4,000 in cash.

- *Net Income.* The Company has had net loss of $10,044 for the fiscal year ended December 31, 2020.

- *Liabilities.* The Company's liabilities totaled $10,044 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Concurrently with this offering, we are offering preferred shares in an offering under Regulation D of the Securities Act, for a maximum offering amount of $10 million, less any amounts raised in this offering. After the conclusion of this Offering, should we hit our minimum funding target of $XX, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from this Offering and the concurrent offering under Regulation D in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from these offerings. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SportBLX/PJ WASHINGTON, INC. cash in hand is $0, as of May 31, 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. The Company will set aside $25,000 in legal fees. Our intent is to be profitable in 1 month. Post-closing, assuming the Company receives revenues from operating activities and receives interest income from its investment in promissory notes of PJW LTD., it will operate with a limited expense budget and strive to achieve profitability.

The Company will pay SportBLX Inc a one time structuring fee in the amount of $50,000 for coordinating and structuring the Offering.

The Company intends to enter into a Services Agreement with SportBLX Inc. providing for payment to SportBLX Inc. as consideration for its advice, idea generation, creating NFT Digital Collectibles, promoting the Athlete and providing information about the Athlete via the SportBLX Inc. platform, support, and assistance in growing the Company. For these services, the Company will pay SportBLX Inc. a fee of $10,000 per month.

Paul Washington Sr., CEO of the Company, will be a full time employee and receive a salary of $100,000 per year.

There have been no material changes or trend moves in our finances or operations since the date our financials cover.

If we're able to raise $2,000,000 (in this offering and through private raises) we would expect revenue to be between 70k-140k with expenses in the 35k-70k in the next 6 months (these projections cannot be guaranteed). Expenses will be scaled by the amount of capital raised. The company will determine what the best use of funds will be and execute based of that plan.

As of the date of this offering there are no other sources of capital that can be relied upon. The company does not have other funds to use to cover short term operations.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul J Washington, Sr., certify that:

(1) the financial statements of SPORTBLX/PJ WASHINGTON INC. included in this Form are true and complete in all material respects ; and

(2) the tax return information of SPORTBLX/PJ WASHINGTON INC. included in this Form reflects accurately the information reported on the tax return for SPORTBLX/PJ WASHINGTON INC. filed for the most recently completed fiscal year.

Paul J Washington, Sr.
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder

Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sportblx.com/offerings/pj-washington-jr//invest

The issuer must continue to comply with the ongoing reporting

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

PJ Washington Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Cesar Baez
Henry Sullivan
Leland Hardy
Paul J Washington, Sr.

Appendix E: Supporting Documents

Certificate_of_Incorporation_Amended___Executed.pdf
Bylaws_Amended_and_Restated_SportBLXPJW.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

PJ Washington Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Cesar Baez

Henry Sullivan

Leland Hardy

Paul J Washington, Sr.

Appendix E: Supporting Documents

Certificate_of_Incorporation_Amended___Executed.pdf
Bylaws_Amended_and_Restated_SportBLXPJW.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SPORTBLX/PJ WASHINGTON INC.

By

Paul Washington
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cesar Baez
Director
7/13/2021

Henry Welling Sullivan
Executive Vice President
7/13/2021

Paul Washington
CEO
7/13/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.